Exhibit 21.1

Subsidiaries of Renaissance Learning, Inc.
(As of March 1, 2010)

Name	Jurisdiction of Organization

AlphaSmart Direct, Inc.	Wisconsin
Advantage Learning Systems India Private Limited	India
Renaissance Learning of Canada Co.	Nova Scotia, Canada
Renaissance Learning UK Limited	United Kingdom
RL Investments, Inc.	Nevada
RL Asset Management, Inc.	Nevada